SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         IntercontinentalExchange, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    45865V100
                                 (CUSIP Number)

                               Ben I. Adler, Esq.
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                               New York, NY 10004
                                 (212) 902-1000
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 21, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 11 Pages

---------------------                                      ---------------------
CUSIP NO. 45865V100                                         PAGE 2 OF 11 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
          OO
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       [X]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF              1,100,000
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY               0
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON                1,100,000
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,100,000
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.0
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          HC-CO
--------------------------------------------------------------------------------

                               Page 2 of 11 Pages

ITEM 1.  SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of IntercontinentalExchange, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2100 RiverEdge Parkway, Suite 500, Atlanta, GA 30328.

ITEM 2.  IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by The Goldman Sachs Group, Inc. ("GS Group" or the "Reporting Person") with respect to the Common Stock of the Company. GS Group may be deemed to beneficially own from time to time shares of Common Stock acquired in ordinary course trading activities by Goldman, Sachs & Co. ("Goldman Sachs"), a direct and indirect wholly-owned subsidiary of GS Group.

The business address of GS Group is 85 Broad Street, New York, New York 10004. GS Group is a Delaware corporation and holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization.

The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference.

During the past five years, neither the Reporting Person, nor, to the knowledge of the Reporting Person, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule II hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or findings and violations in respect of such laws.

This Item 2 is qualified in its entirety by reference to Schedule I and Schedule II which are attached hereto and incorporated into this Item by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 21, 2005, immediately prior to the closing date of the Company's initial public offering (the "IPO"), GS Group acquired from the Company an aggregate of 1,100,000 shares of Common Stock pursuant to a plan of recapitalization (the "Plan") approved by the Company's board of directors, which (i) created the Common Stock as a new class of stock, (ii) effected a 1-for-4 reverse stock split of the Company's outstanding shares of Class A common stock, Series 1 ("A1 Shares") and Class A common stock, Series 2 ("A2 Shares" and, together with the A1 Shares, the "Class A Shares"), and (iii) granted the holders of the Class A Shares a right to convert their Class A Shares on a one-for-one basis into shares of Common Stock at the holders' option. As part of the Plan, (i) the A2 Shares convertible into shares of Common Stock proposed to be sold in the IPO were automatically converted into an equal number of shares of Common Stock immediately prior to the closing of the IPO,
(ii) the A1 Shares (other than A1 Shares held by holders of A2 Shares) may be converted at any time at the option of the holder, subject to such terms and conditions as may be adopted by the Company's board of directors, following the date that is 90 days after the closing date of the IPO and (iii) the remaining A2 Shares may be converted at any time at the option of the holder, subject to such terms and conditions as may be adopted by the Company's board of directors, following the date that is 180 days after the closing date of the IPO. Pursuant to the Plan and after giving effect to the reverse stock split, 1,100,000 Class A2 Shares held by GS Group were converted into 1,100,000 shares of Common Stock and then sold in the IPO pursuant to an underwriting agreement (the "Underwriting Agreement"), dated November 15, 2005, at the initial public offering price per share of $26.00 (less the underwriting discount and commission of $1.69 per share).

GS Group received the Class A2 Shares underlying the 1,100,000 shares of Common Stock in exchange for a proportionate share of its rights and interest in IntercontinentalExchange, LLC, a Delaware limited liability company and the predecessor to the Company.

                               Page 3 of 11 Pages

The foregoing discussion is qualified in its entirety by reference to the Underwriting Agreement, which is included as an exhibit to this Statement and is incorporated into this Item 3 by reference.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Prior to the IPO, GS Group directly owned 7,494,479 A2 Shares and Goldman Sachs International ("GSI"), a wholly-owned subsidiary of GS Group, directly owned 34,180 A1 Shares. As described in Item 3. above, immediately prior to the closing of the IPO and pursuant to the Plan, GS Group converted 1,100,000 A2 Shares into 1,100,000 shares of Common Stock, which were then sold in the IPO.

As of the date of this Statement, neither the Reporting Person, nor, to the knowledge and belief of the Reporting Person, any of the persons listed on
Schedule I hereto, has any present plan or proposals which would relate to or would result in any transaction event or action enumerated in paragraphs (a) though (j) of Item 4 of Schedule 13D, other than the following:

1. As part of the Plan, GS Group may acquire up to an additional 6,394,479 shares of Common Stock upon the conversion of an equal number of A2 Shares held by GS Group on the date that is 180 days following November 21, 2005, subject to such terms and conditions for conversion as may be adopted by the Company's board of directors.

2. As part of the Plan, GSI may acquire 34,180 shares of Common Stock upon the conversion of an equal number of A1 Shares held by GSI on the date that is 180 days following November 21, 2005, subject to such terms and conditions for conversion as may be adopted by the Company's board of directors.

GS Group expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, GS Group reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, GS Group (and its affiliates) may purchase additional shares of Common Stock or other securities of the Company or may sell or transfer shares of Common Stock beneficially owned by it from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the shares of Common Stock or other securities and/or may distribute in kind to its affiliates shares of Common Stock or other securities. Any such transactions may be effected at any time or from time to time. To the knowledge of GS Group, each of the persons listed on Schedules I hereto may make similar evaluations from time to time or on an ongoing basis and reserves the same rights.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Based on the information provided to GS Group by the Company, there were 18,400,000 shares of Common Stock outstanding as of the close of business on November 21, 2005, the closing date of the IPO. The percentages of Common Stock reported in Row (13) on the cover page to this Schedule 13D and described below reflect the sale of an additional 2,400,000 shares of Common Stock on November 21, 2005 as a result of the underwriters' exercise of an option to purchase additional shares pursuant to Section 2 of the Underwriting Agreement (described in Item 6 below).

On November 21, 2005, GS Group acquired 1,100,000 shares of Common Stock from the Company, representing approximately 6.0% of the outstanding Common Stock, through the exercise of an optional conversion right with respect to 1,100,000 A2 Shares held by GS Group. GS Group subsequently sold all 1,100,000 shares of Common Stock in the IPO. GS Group does not currently beneficially own any shares of Common Stock.

As of November 21, 2005, GS Group beneficially owned directly 6,394,479 A2 Shares, which as described in Item 3 above may not be converted into an equal number of shares of Common Stock until the date that is 180 days following the closing date of the IPO and such conversion will be subject to such terms and conditions as may be adopted by the Company's board of directors.

As of November 21, 2005, GSI beneficially owned directly and GS Group may be deemed to beneficially own indirectly 34,180 A1 Shares, which as described in
Item 3 above may not be converted into an equal number of shares of Common Stock until the date that is 180 days following the closing date of the IPO and such conversion will be subject to such terms and conditions as may be adopted by the Company's board of directors.

                               Page 4 of 11 Pages

In accordance  with  Securities  and Exchange  Commission  Release No.  34-39538
(January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of GS Group and its subsidiaries and affiliates (collectively, "Goldman Sachs Group"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of Goldman Sachs Group. IBD disclaims beneficial ownership of the securities beneficially owned by any client accounts with respect to which IBD or its employees have voting or investment discretion, or both.

(b) GS Group had sole power to vote or direct the vote or to dispose or direct the disposition of the 1,100,000 shares of Common Stock to which this Schedule 13D relates.

(c) Except with respect to (a) the acquisition of shares of Common Stock by GS Group as described herein and (b) transactions effected by Goldman Sachs in its capacity as an underwriter in the IPO (as further described in Item 6), Schedule III sets forth the transactions in the shares of Common Stock that have been effected during the last 60 days, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the shares of Common Stock, described in Schedule III, were effected either on the New York Stock Exchange or in the over-the-counter market. The aggregate consideration (exclusive of commissions) for the Common Stock purchased during such period was $52,000.

Except with respect to (a) the acquisition of shares of Common Stock by GS Group as described herein and (b) transactions effected by Goldman Sachs in its capacity as an underwriter in the IPO (as further described in Item 6), and except as set forth in Schedule III, no transactions in the shares of Common Stock were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any of the persons listed on Schedule I hereto during the last 60 days.

(d) No other person is known by GS Group to have had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 1,100,000 shares of Common Stock to which this Schedule 13D relates.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

LOCK-UP AGREEMENT

In connection with the IPO, GS Group has agreed that, for a period of 180 days following the date of the Final Prospectus, it will not, without the prior written consent of the representatives (the "Representatives") of the underwriters named therein, dispose of, directly or indirectly (including by means of any hedge that results in a short sale or any swap or other arrangement that transfers any of the economic consequences of ownership of the shares to another party), any A1 Shares or A2 Shares, any option to acquire Common Stock, A1 Shares or A2 Shares or any securities convertible into or exchangeable for Common Stock, A1 Shares or A2 Shares, subject to certain exceptions including sales made in the IPO and the conversion of A2 Shares into shares of Common Stock in connection therewith. However, the Representatives, in their sole discretion, may release any of the securities subject to the Lockup Agreement, at any time without notice.

UNDERWRITING AGREEMENT

In connection with the IPO, an Underwriting Agreement, dated November 15, 2005 (the "Underwriting Agreement"), was entered into by the Company, GS Group and the other selling stockholders named therein (the "Selling Stockholders"), Sandler O'Neill & Partners, L.P., as the qualified independent underwriter, and Morgan Stanley & Co. Incorporated and Goldman Sachs, as Representatives of the several underwriters listed in Schedule I thereto (the "Underwriters"). The Underwriting Agreement provided for the Underwriters' purchase of (i) 2,497,500 shares of Common Stock from the Company and (ii) 13,500,000 shares of Common Stock from the Selling Stockholders, and the Underwriters' option to purchase up to 2,400,000 shares of Common Stock at the same purchase price for the purpose of covering over-allotments. The Underwriters exercised their overallotment option in full on November 16, 2005. The initial public offering price in the IPO was $26.00 per share. Under the Underwriting Agreement, the Underwriters purchased the Common Stock net of an underwriting discount of $1.69 per share.

                               Page 5 of 11 Pages

REGISTRATION RIGHTS AGREEMENT

GS Group is a party to a Registration Rights Agreement, dated November 21, 2005, by and among the Company and certain of its stockholders (the "Registration Rights Agreement"), pursuant to which the Company has agreed to register shares of Common Stock that GS Group and the other stockholders that are parties to the agreement (together, the "Designated Stockholders") may receive upon conversion of their A2 Shares from time to time following the IPO under the circumstances described below.

Once the Company is eligible to use Form S-3 to register Company securities, the Designated Stockholders will have the right to request an unlimited number of registrations on Form S-3, provided that any such request is received from one or more Designated Stockholders as a group holding 25% or more of the shares subject to registration. Each of the Designated Stockholders other than those originally requesting registration can request to participate in, or "piggy-back" on, any registration on Form S-3. If the Company files a registration statement (on Form S-3 or otherwise) for an offering of common stock by it or by other stockholders other than the Designated Stockholders, the Company is required to offer the Designated Stockholders the opportunity to register their registrable shares.

The registration rights of the Designated Stockholders are subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and the Company's right to delay or withdraw a registration statement under specified circumstances. In addition, the Company is not obligated to effect more than two S-3 registrations in any 12-month period or any S-3 registration if the participating holders propose to sell their registrable shares at an aggregate price to the public of less than $20.0 million.

Other than underwriting discounts and commissions and brokers' commissions, the Company will pay all registration expenses in connection with one S-3 registration per year, whether or not such registration becomes effective, unless the registration is withdrawn at the request of a majority of the participating stockholders. If more than one S-3 registration is invoked per year, all registration expenses for the additional registration will be borne by the participating stockholders pro rata.

The foregoing descriptions of the Underwriting Agreement, the Lock-Up Agreement and the Registration Rights Agreement are qualified in their entirety by reference to Underwriting Agreement, the Lock-Up Agreement and the Registration Rights Agreement, each of which is filed as an exhibit to this Statement and incorporated by reference in their entirety to this Item 6. Except as described herein, neither GS Group, nor, to the knowledge of GS Group, any of the persons listed on Schedule I hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit                         Description
-------                         -----------

1. Lock-Up Agreement, dated as of October 26, 2005, between Morgan Stanley & Co. Incorporated and Goldman Sachs, as representatives of the several underwriters listed in Schedule I thereto (the "Underwriters"), and GS Group.

2. Underwriting Agreement, dated November 15, 2005, among the Company, the selling stockholders named therein, Sandler O'Neill & Partners, L.P., as the qualified independent underwriter, and Morgan Stanley & Co. Incorporated and Goldman Sachs, as representatives of the Underwriters.

3. Registration Rights Agreement, dated as of November 21, 2005, by and among the Company and the parties listed in Annex A thereto.

4. Power of Attorney, dated November 7, 2005, relating to The Goldman Sachs Group, Inc.

                               Page 6 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of GS Group, GS Group certifies that the information set forth in this Statement is true, complete and correct.

Date:  December 1, 2005


                                            THE GOLDMAN SACHS GROUP, INC.

                                            By: /s/ Roger S. Begelman
                                                --------------------------------
                                                Name:  Roger S. Begelman
                                                Title: Attorney-in-Fact




                               Page 7 of 11 Pages

                                   SCHEDULE I
                                   ----------


     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom and Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.


Name                               Present Principal Occupation
--------------------------------------------------------------------------------

Henry M. Paulson, Jr.              Chairman of the  Board  and  Chief  Executive
                                   Officer of The Goldman Sachs Group, Inc.


Lloyd C. Blankfein                 President and Chief Operating Officer of  The
                                   Goldman Sachs Group, Inc.


Lord Browne of Madingley           Group Chief Executive of BP plc



John H. Bryan                      Retired Chairman and  Chief Executive Officer
                                   of Sara Lee Corporation


Claes Dahlback                     Senior Advisor to Investor AB



Stephen Friedman                   Former   Assistant   to  the   President  for
                                   Economic  Policy and Director of the National
                                   Economic Council

William W. George                  Retired Chairman and  Chief Executive Officer
                                   of Medtronic, Inc.


James A. Johnson                   Vice Chairman of Perseus, L.L.C.



Lois D. Juliber                    Retired  Vice Chairman  of  Colgate-Palmolive
                                   Company


Edward M. Liddy                    Chairman of the Board,  President  and  Chief
                                   Executive Officer of The Allstate Corporation

Ruth J. Simmons                    President of Brown University



                               Page 8 of 11 Pages

                                   SCHEDULE II
                                   -----------


         In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

         On  April  28,  2003,  without  admitting  or  denying  liability,  ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

         On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs;
(ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

         On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media


                               Page 9 of 11 Pages
concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and
(ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of
Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act., and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

         On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.


                               Page 10 of 11 Pages

                                  SCHEDULE III


Purchases      Sales         Price         Trade Date      Settlement Date
---------      -----         -----         ----------      ---------------

2,000                        $26.00        11/15/05        11/21/05

               2,000         $35.30        11/21/05        11/25/05










                               Page 11 of 11 Pages